FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	May	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM Introduces the BlackBerry Bold Smartphone	4
2.	RIM, RBC and Thomson Reuters to Anchor a $150 Million BlackBerry Partners Fund Focused on Investing in Mobile Applications and Services	3
3.	Microsoft and RIM to Bring Windows Live Services to BlackBerry Smartphone Customers	3
4.	RIM, RBC and Thomson Reuters Joining Forces to Create a Leading Fund for Investment in Mobile Applications and Services	3

Document 1

May 12, 2008

RIM Introduces the BlackBerry Bold Smartphone

Top of the line BlackBerry smartphone features premium design and unprecedented performance; perfect for business professionals and power users.

Waterloo, ON – For customers seeking a smartphone that makes a bold statement, Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the admirable BlackBerry® Bold™ smartphone. Crafted from premium materials, inside and out, that radiate elegance with a dramatic presence, the BlackBerry Bold is designed to give business professionals and power users unprecedented functionality and performance in an intuitive BlackBerry® smartphone. It is the first BlackBerry smartphone to support tri-band HSDPA high-speed networks around the world and comes with integrated GPS and Wi-Fi®, as well as a rich set of multimedia capabilities. From its lustrous black exterior, satin chrome finished frame and stylish leather-like backplate, to its stunning display, sophisticated user interface and newly designed full-QWERTY* keyboard, the BlackBerry Bold smartphone is a symbol of accomplishment and aspiration.

“The new BlackBerry Bold represents a tremendous step forward in business-grade smartphones and lives up to its name with incredible speed, power and functionality, all wrapped in a beautiful and confident design,” said Mike Lazaridis, President and Co-CEO, Research In Motion.

SUPERIOR PERFORMANCE

The BlackBerry Bold smartphone's support for tri-band HSDPA and enterprise-grade Wi-Fi (802.11 a/b/g) networks and its next-generation 624 MHz mobile processor make short work of downloading email attachments, streaming video or rendering web pages. The BlackBerry Bold also includes 128 MB Flash memory plus 1 GB on-board storage memory, as well as and a microSD/SDHC memory card slot** that is conveniently accessible from a side door. It comes with the renowned BlackBerry productivity applications, including phone, email, messaging, organizer and browser, and works with thousands of mobile business and lifestyle applications, making it easier than ever to stay connected, productive and entertained. With this powerful new smartphone, users can even talk on the phone while sending and receiving email or accessing the web, and download Word, Excel or PowerPoint files and edit them directly on the handset using the preloaded DataViz® Documents to Go® suite.

STUNNING DISPLAY

The BlackBerry Bold smartphone comes with the most vivid and bold display ever introduced on a BlackBerry smartphone. Its half-VGA (480x320 resolution) color LCD is fused to the undersurface of the lens, making images leap out with stunning definition and clarity. Pictures are vibrant and razor sharp, while videos play smoothly and web pages, documents, presentations and messages snap with exceptional quality and contrast.

DESKTOP-STYLE WEB PAGES

With its newly enhanced, high performance browser and high-resolution, ultra-bright display, the BlackBerry Bold smartphone gives users an on-the-go web browsing experience with desktop-style depiction. The trackball mimics a mouse, making it easy to navigate sites in "Page View" or "Column View" or to zoom in on specific parts of a web page, while various emulation settings allow users to choose between the full desktop-style HTML content and layout or the mobile version. Attachments can also now be downloaded from within the browser and there is support for watching streaming videos (RTSP – real-time streaming protocol).

RICH MULTIMEDIA

While it is designed to meet the extensive requirements of the business professional during the day, the BlackBerry Bold smartphone also caters to the business person’s consumer side during evenings and weekends. It features a 2 megapixel camera with video recording capability, built-in flash and 5x digital zoom. The enhanced media player can display pictures and slideshows quickly, play movies smoothly in full screen mode, and manage an entire music collection. Audio can be played over the handset’s dual speakers in rich, stereo sound, and when using wired headphones or external speakers, the media player gives the user an equalizer with 11 preset filters – like "Lounge", "Jazz" and "Hip Hop" – that boost or soften audio ranges to create the perfect ambiance.

For managing music and video, the BlackBerry® Desktop Manager software includes Roxio® Media Manager for BlackBerry® as well as Roxio Photosuite® 9 LE, which makes it easy to enhance pictures and create photo albums on the computer. For users that manage their collection with iTunes®, the new BlackBerry® Media Sync application provides a simple way to sync iTunes digital music collections with the smartphone***. Support for High Speed USB 2.0 allows all files to be transferred quickly from a desktop computer to the BlackBerry Bold smartphone.

POWERFUL WI-FI & GPS

For even broader high-speed network coverage, the BlackBerry Bold smartphone supports the 802.11 a/b/g Wi-Fi standards, ideal for use in enterprise or campus wireless LAN deployments, over Wi-Fi hotspots and on wireless home networks. A new "Push Button Setup" is included, making it faster for users to connect to protected wireless networks that require a sign on process.

Through its integrated GPS, the BlackBerry Bold smartphone can pinpoint its exact location, supporting applications like BlackBerry® Maps and other location-based applications or services. With its improved rendering capabilities, faster download speeds and ability to support simultaneous voice and data, the BlackBerry Bold smartphone even allows users to navigate while on a call.

FIRST CLASS PHONE

The BlackBerry Bold smartphone features a new acoustic design that increases the size of the phone’s audio sweet spot, improving listening quality and clarity. It also comes with numerous premium phone features including Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), Bluetooth® 2.0, with support for hands-free headsets, stereo headsets, car kits (including car kits that adhere to the Bluetooth Remote SIM Access Profile) and other Bluetooth peripherals. It is a quad-band EDGE and tri-band HSDPA handset that supports global roaming**** and features dedicated 'send', 'end', and 'mute' keys, smart dialing, speed dialing, conference calling and call forwarding. It also features noise cancellation technology that offsets background noise, a powerful speaker phone and support for polyphonic, mp3 and MIDI ring tones.

ROBUST EMAIL & MESSAGING

Like all BlackBerry smartphones, the BlackBerry Bold gives users the industry’s leading mobile messaging solution. It works with BlackBerry® Enterprise Server, which enables advanced security and IT administration within IBM® Lotus® Domino®, Microsoft® Exchange and Novell® GroupWise® environments, as well as BlackBerry® Professional Software for small businesses. It also works with BlackBerry® Internet Service, which gives users access to up to 10 work or personal email accounts (including most popular ISP email accounts), and the BlackBerry® Unite! software for SOHO and home users.

CONVENIENT ACCESSORIES

The BlackBerry Bold smartphone comes with a variety of convenient accessories including a stereo headset, travel charger, carrying case or sleeve and USB cable. Users will also be able to personalize their BlackBerry Bold smartphone by purchasing replaceable leather-like backplates that come in a range of colors. The removable / rechargeable 1500 mAhr battery provides multi-hour usage with a target talk time of approximately 5 hours and 13 days standby time.

Accessories for BlackBerry smartphones, including leather holsters and totes, charging pods, premium earphones, the BlackBerry® Remote Stereo Gateway and Bluetooth headsets, are available through retail outlets or online at: www.shopblackberry.com.

AVAILABILITY

The BlackBerry Bold smartphone (model number: 9000) is scheduled to be available from wireless carriers around the world beginning this summer.

For more information please visit: www.BlackBerryBold.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Keyboard also available in AZERTY and QWERTZ configurations to support different language groups.

** MicroSD/SDHC memory cards are available today in configurations of up to 8GB and the BlackBerry Bold is expected to support upcoming 16GB microSD/SDHC cards.

*** Certain music files may not be supported, including files that contain digital rights management technologies.

**** Check with service provider for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

RIM, RBC and Thomson Reuters to Anchor a $150 Million

BlackBerry Partners Fund Focused on Investing in

Mobile Applications and Services

New fund to mark "mobile" as the new frontier

Toronto, ON (May 12, 2008) – Research In Motion (RIM) (TSX: RIM; NASDAQ: RIMM), RBC (RY: TSX; RY: NYSE) and Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), today announced plans to launch the BlackBerry® Partners Fund, a US$150 million venture capital fund, to invest in mobile applications and services for the BlackBerry® platform and other mobile platforms. The Fund is to be co-managed by JLA Ventures and RBC Venture Partners.

Agnostic to both stage and balance sheet, the BlackBerry Partners Fund will not restrict the development of mobile applications and services to any single mobile platform or any specific industry segment. The Fund will be designed to advance the industry by fostering development and driving the entrepreneurial spirit to create the most innovative mobile offerings for customers.

“The mobile world has evolved well beyond phone calls and simple messaging to require more empowering and liberating solutions that connect people to everything that matters most to them, wherever and whenever they want,” said Jim Balsillie, Co-CEO, Research In Motion. “RIM, RBC and Thomson Reuters share the common belief that mobile applications and services will propel the industry forward and the BlackBerry Partners Fund is being formed to help fuel innovation and activity in the mobile ecosystem.”

“Thomson Reuters is committed to supporting the development of next generation mobile applications that will provide our professional and business customers with anywhere, anytime capabilities,” said Devin Wenig, Chief Executive Officer, Markets Division of Thomson Reuters. “The ability to make business critical decisions with intelligent information available on mobile devices will give our customers a clear competitive advantage.”

“The BlackBerry Partners Fund will focus on evaluating companies in all regions of the world and investing in the long term success of those that demonstrate market leadership and unique differentiation,” said John Albright, Managing Partner of JLA Ventures, who will also assume the role of Co-Managing Partner of the BlackBerry Partners Fund. “Whether it's access to corporate data or the latest craze in mobile entertainment, we want to fund companies that are forerunners in driving adoption and further enriching the mobile experience.”

"The BlackBerry Partners Fund will be a catalyst for the development of next generation mobile applications and services," said Kevin Talbot, RBC Vice President and Managing Director of RBC Venture Partners, who will also assume the role of Co-Managing Partner of the BlackBerry Partners Fund. "The BlackBerry Partners Fund will focus exclusively on mobile applications and services and our close alliance with RIM will bring unparalleled access and value to our portfolio companies."

About BlackBerry Partners Fund

The BlackBerry Partners Fund is a $150 million venture capital fund being formed to focus on applications and services for the BlackBerry platform and other mobile platforms including mobile commerce (payments, advertising, retailing and banking), vertical and horizontal enterprise applications, communications, social networking, location-based applications and services (navigation and mapping), media and entertainment, and lifestyle and personal productivity applications. The Fund will consider all stages of development and is to be co-managed by JLA Ventures and RBC Venture Partners. To sign up to receive further information visit: www.blackberrypartnersfund.com.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world’s most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries.  Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

About RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ approximately 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com.

For more information, contact:

Matthew Bogart

BlackBerry Partners Fund

+416-312-5939

Matthew.bogart@blackberrypartnersfund.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to plans and expectations for the BlackBerry Partners Fund. The terms and phrases, “plans to launch”, “is to be co-managed”, “will”, “to be focused”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the parties to this news release in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. Many factors could cause the actual results, performance or achievements of the Fund, to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following: the launch of the Fund will be subject to, among other things, the approval of the final structure and terms of the Fund by RIM, RBC, Thomson Reuters and the managers of the Fund, the preparation of definitive documentation relating to the Fund, compliance with applicable regulatory requirements and other customary closing conditions; risks relating to the Fund’s ability to identify suitable investment opportunities; risks relating to investment in early-stage and speculative technologies and companies, the success of which may be uncertain; and other risks relating to the mobile communications industry, many of which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements contained in this news release. The parties to this news release have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services. Trademarks used in this press release include Royal Bank of Canada, RBC, and RBC Venture Partners which are trademarks of Royal Bank of Canada and/or its subsidiaries under license.

Document 3

May 12, 2008

FOR IMMEDIATE RELEASE

Microsoft and RIM to Bring Windows Live Services to BlackBerry Smartphone Customers

Agreement will enhance the communications experience on BlackBerry smartphones through popular Windows Live Hotmail and Windows Live Messenger services

Seattle, WA and Waterloo, ON – May 12, 2008 – Microsoft Corp. (Nasdaq: MSFT) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced an agreement to provide Microsoft Windows Live services on BlackBerry® smartphones. As a result of this collaboration, BlackBerry smartphone customers will enjoy easy mobile access to Windows Live Messenger and an enhanced level of integration between Windows Live Hotmail and the BlackBerry platform.

The integration of Windows Live services into the BlackBerry platform will allow customers who use Windows Live Hotmail and Windows Live Messenger on their BlackBerry smartphone to benefit from the BlackBerry platform architecture with the ability to communicate in real-time using push technology, and offering an exceptional mobile communications experience. Customers will also be able to seamlessly access their Windows Live Hotmail and Windows Live Messenger account from their BlackBerry smartphone by simply entering their Windows Live e-mail address and password once.

“The BlackBerry platform is respected around the world for providing optimized messaging capabilities and RIM continues to look for ways to provide customers with a wide range of communications options and the best possible mobile experience,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Our relationship with Microsoft and the addition of Windows Live services to BlackBerry smartphones helps us build on that strategy for our customers.”

Among other features:

Windows Live Hotmail for BlackBerry will allow customers to:

•	Use BlackBerry 'push' technology for automatic message delivery and message synchronization so the customers’ online account is up-to-date with actions taken on their BlackBerry smartphone
•

Use a dedicated inbox for Windows Live Hotmail messages, which are automatically delivered to the smartphone. Customers can also choose to receive their Windows Live Hotmail messages, along with messages from other e-mail accounts, within a single inbox on their BlackBerry smartphone

•	Display HTML e-mail with the ability to view graphics, Web links, and contact photos in emails

Windows Live Messenger for BlackBerry will allow customers to:

•	Send instant messages and join group chats
•	Set status and see the presence of friends and colleagues within Windows Live Messenger or their contact cards
•	Customize status messages
•	Save conversations
•	Showcase their Display Picture (Avatar)
•	Send and receive pictures and files
•	Use more than 60 emoticons

“Over 430 million people around the world rely on Windows Live to stay in touch,” said Brian Arbogast, Vice President of the Mobile Services organization at Microsoft. “Our collaboration with RIM will enable BlackBerry smartphone customers to take full advantage of Windows Live, whether at work or on the go.”

Windows Live services for BlackBerry smartphones are expected to be available beginning this summer with support for multiple languages.

About Microsoft

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and solutions that help people and businesses realize their full potential.

About Windows Live

Windows Live, a comprehensive set of personal Internet services and software, is designed to bring together in one place all the relationships, information and interests people care about most, with enhanced safety and security features across their PC, devices and the Web.

Windows Live and MSN are offered alongside each other as complementary services.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Erika Bitzer

Waggener Edstrom Worldwide for Microsoft

(503) 443-7000

erikab@waggeneredstrom.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Microsoft is a registered trademark of Microsoft Corp. in the United States and/or other countries.

Document 4

RIM, RBC and Thomson Reuters Joining Forces

to Create a Leading Fund for Investment in

Mobile Applications and Services

Canadian Organizations to Unite through the BlackBerry Partners Fund to

Advance the International Mobile Industry

Toronto, ON (May 12, 2008) – BlackBerry® Partners Fund LP today announced that Research In Motion (RIM) (TSX: RIM; NASDAQ: RIMM), RBC (RY: TSX; RY: NYSE) and Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), along with several private Canadian investors, are joining together through the BlackBerry Partners Fund LP to form a $150 million venture capital fund that will invest in the best emerging mobile applications and services.

Canadian innovation has led to international success and acclaim for many organizations and individuals. Through investments in the BlackBerry Partners Fund, a fund co-managed by RBC Venture Partners and JLA Ventures, several of these successful organizations and entrepreneurs are now planning to jointly help develop world-class businesses within the international mobile industry.

“I want to congratulate the members of the BlackBerry Partners Fund LP for coming together to support innovation in an industry that supports thousands of jobs and helps so many people around the world connect to one another and do business,” said Premier Dalton McGuinty. “Here in Ontario we believe that world-beating talent and technology and a firmly embedded culture of innovation are a durable and sustainable route to prosperity.”

“It is gratifying to see world class Canadian companies and investors joining together to help fuel further innovation globally in the thriving mobile ecosystem,” said Jim Balsillie, Co-CEO, Research In Motion. “The BlackBerry Partners Fund recognizes that mobile applications and services represent some of the hottest opportunities in the technology sector today and will seek to fund the best and brightest innovators from around the world.”

“The Thomson Reuters investment in the BlackBerry Partners Fund underscores our commitment to next generation mobile technologies that will provide our customers with the ability to readily access intelligence information and make business-critical decisions anywhere, anytime,” said Devin Wenig, Chief Executive Officer, Markets Division of Thomson Reuters. “As a leading Canadian business, we are particularly pleased to join Research in Motion and RBC as one of the founding partners in the fund.”

“We are pleased to have the opportunity to bring together many of Canada’s foremost companies and people to create the preeminent mobile and wireless venture fund in the world,” said John Albright, Managing Partner of JLA Ventures, who will also assume the role of Co-Managing Partner of the BlackBerry Partners Fund. “The investments this fund will make both domestically and internationally will further establish the illustrious reputation for technology innovation Canada has earned.”

“The BlackBerry Partners Fund will be a catalyst for the development of next generation mobile applications and services,” said Kevin Talbot, RBC Vice President and Managing Director of RBC Venture Partners, who

will also assume the role of Co-Managing Partner of the BlackBerry Partners Fund. “The BlackBerry Partners Fund will focus exclusively on mobile applications and services and our close alliance with RIM will bring unparalleled access and value to our portfolio companies.”

About BlackBerry Partners Fund

The BlackBerry Partners Fund is a $150 million venture capital fund being formed to focus on applications and services for the BlackBerry platform and other mobile platforms, including mobile commerce (payments, advertising, retailing and banking), vertical and horizontal enterprise applications, communications, social networking, location-based services (navigation and mapping), media and entertainment, and lifestyle and personal productivity applications. The Fund will consider all stages of development and is being co-managed by JLA Ventures and RBC Ventures Partners. To sign up to receive further information visit: www.blackberrypartnersfund.com.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About RBC

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ approximately 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com.

About Thomson Reuters

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world’s most trusted news organization. With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries.  Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

About JLA Ventures

JLA Ventures, a private venture capital firm with offices in Toronto and Montreal, is a leading investor in technology companies at all stages of growth. Investors in JLA Venture funds, include; The Bank of Nova Scotia , BDC Capital, the Caisse de dépôt et placement du Québec, CIBC, Export Development Canada, FTQ (Federation des Travailleurs et Travailleuses du Quebec), National Bank Financial, Oak Hill Investment Management L.P., OMERS, RBC Capital Partners, TD Capital Private Equity Investors, and Teachers’ Private Capital, the private equity arm of the Ontario Teachers’ Pension Plan.

For more information, contact:

Matthew Bogart
BlackBerry Partners Fund
+1-416-367-2401
Matthew.bogart@blackberrypartnersfund.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to plans and expectations for the BlackBerry Partners Fund. The terms and phrases, “plans to launch”, “is to be co-managed”, “will”, “to be focused”, and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the parties to this news release in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. Many factors could cause the actual results, performance or achievements of the Fund, to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following: the launch of the Fund will be subject to, among other things, the approval of the final structure and terms of the Fund by RIM, RBC, Thomson Reuters and the managers of the Fund, the preparation of definitive documentation relating to the Fund, compliance with applicable regulatory requirements and other customary closing conditions; risks relating to the Fund’s ability to identify suitable investment opportunities; risks relating to investment in early-stage and speculative technologies and companies, the success of which may be uncertain; and other risks relating to the mobile communications industry, many of which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements contained in this news release. The parties to this news release have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services. Trademarks used in this press release include Royal Bank of Canada, RBC, and RBC Venture Partners which are trademarks of Royal Bank of Canada and/or its subsidiaries under license.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 12, 2008	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Accounting Officer